

Axos Financial, Inc.
Investor Presentation

August 3, 2023

NYSE: AX

axos™ Banking Evolved℠

Safe Harbor

This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos' financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its 2022 Form 10-K, as supplemented by its Quarterly Reports on Form 10-Q, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.



Axos' Business Model is Differentiated From Other Banks

axos™

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-selling	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	1.61%	0.77%	90%
Return on equity	15.91%	7.96%	89%
Net interest income	4.51%	2.87%	94%
Efficiency ratio	47.42%	69.92%	9%

The 90% on ROE means that the Bank outperformed 90% of all banks. The 9% efficiency ratio ranking means that only 9% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of 03/31/23; data retrieved 6/15/2023.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 03/31/23.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among divisions reduce overall cost of growth strategy

Consolidated Fiscal Fourth Quarter 2023 Highlights Compared with Fiscal Fourth Quarter 2022

Asset Growth



$ Millions
25,000
20,000
15,000
10,000
5,000
0
17,401
16.9%
20,348
Q4 2022
Q4 2023

Deposit Growth



$ Millions
20,000
15,000
10,000
5,000
0
13,946
22.8%
17,123
Q4 2022
Q4 2023

Net Income



$ Millions
100
50
0
65.7*
57.9
33.0%
87.4
Q4 2022
Q4 2023

Diluted EPS



$ Diluted EPS
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1.09*
0.96
33.9%
1.46
Q4 2022
Q4 2023

Return on Equity = 18.60%

Return on Assets = 1.73%

* Net income and diluted EPS for Q4 2022 exclude $11.0 million charge, primarily from a one-time resolution of a contractual claim.

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)


$ per share
6.00
5.00
4.00
3.00
2.00
1.00
0.00
16.4% CAGR
2.37
2.48
2.98
3.56
3.97
5.07
2018
2019
2020
2021
2022
2023

Book Value Per Share (FY)


$ per share
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
16.4% CAGR
15.24
17.47
20.56
23.62
27.48
32.53
2018
2019
2020
2021
2022
2023

Net Interest Margin has been Stable Through a Variety of Interest Rate Cycles*

axos™



Stable Net Interest Margin
3.76%
3.83%
3.92%
4.13%
4.26%
4.49%
4.42%
4.19%**
2.40%
0.08%
0.08%
0.26%
3.08%
4.33%
4.83%
5.08%
2019
2020
2021
2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
NIM
Effective Fed Funds rate

*NIM excludes impact of HRB; relationship with HRB terminated in December 2021.
**Q4 2023 NIM was negatively impacted by approximately $1.2 billion of excess liquidity held during the quarter. Excluding the excess liquidity, NIM would have been 4.39%.

Loan Portfolio More Sensitive to Rate Increases Today Compared to Last Fed Fund Rate Hike Starting in 2015



September 30, 2015
Variable rate
Fixed
9%
11%
Hybrid
80%



June 30, 2023
Fixed
7%
34%
Hybrid
Variable rate
59%

Interest Rate Components of Loan & Lease Portfolio

At June 30, 2023

Mix of Loan Repricing Types



Fixed
7%
Hybrid
34%
Variable
59%

Fixed/Hybrid Years to Maturity / Repricing*



$M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
409
880
2,028
2,993
5,526
6,573
6,583
6,632
Years
1/2
1
2
3
5
10
20
>20
7%
13%
32%
49%
89%
99%
100%
100%

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at June 30, 2023, 49% will reprice within 3 years and 89% will reprice within 5 years

Optionality with Deposits from Axos Securities

Securities segment provides approximately $1.6 billion of deposits that can be brought on balance sheet or pushed to partner banks to generate fee income

- Provides stable, low/no-cost deposits that can be used to fund Axos Bank's loan growth
- 17 partner banks hold approximately $0.6 billion deposits off Axos Bank's balance sheet
- Significant upside to fee income if interest rates rise and/or more deposits are pushed to partner banks

Annualized Fee Income $M(1)



80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
$32.0
$53.3
$38.0
$63.3
$44.0
$73.3
Base
plus 100 bps
plus 200 bps
$0.6B Current Off-B/S
Incremental $1.0B Off-B/S

(1) Amount of fee income may be higher or lower, depending on amount of deposits from Axos Securities that is actually held on or off Axos Bank's balance sheet. Base is equal to effective federal funds rate (EFFR) of 5.33% as of July 27, 2023.

Axos Advisor Services (AAS) Cash Sorting



Pace of AAS Cash Sorting Decline Has Decelerated
$ millions
$0
($100)
($200)
($300)
($400)
($500)
($600)
($700)
($800)
($900)
($1,000)
($895)
($383)
($188)
Q2 2023
Q3 2023
Q4 2023

	Q2 2023	Q3 2023	Q4 2023
Ending Balance*	$1,674	$1,291	$1,103

*Total ending AAS client deposit balances, both on- and off-balance sheet

Loan Growth by Category for Fourth Quarter Ended June 30, 2023

$ millions

Loans	Category	Sub-category	Q4 FY23	Q3 FY23	Inc (Dec)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,924	$3,925	(1)
		SF Warehouse Lending	250	162	88
	Multifamily & Commercial Mortgage	Multifamily	2,236	2,245	(9)
		Small Balance Commercial	846	838	8
	Commercial Real Estate	CRE Specialty	5,346	4,952	394
		Lender Finance RE	854	842	12
	Commercial & Industrial Non-RE	Lender Finance Non-RE	1,696	1,598	98
		Equipment Leasing	116	121	(5)
		Asset-Based Lending	828	736	92
	Auto & Consumer	Auto	476	518	(42)
		Unsecured/OD	70	77	(7)
	Other		10	6	4
			$16,652	$16,020	$632

Prudent Loan Growth With Low LTVs

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Net Loans – Last Five Quarters ($ in Millions)



$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$14,091
$15,212
$15,473
$15,836
$16,457
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023

Average Mortgage Loan to Value

	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Multifamily	53%	53%	53%	54%	54%
Single family	57%	57%	57%	57%	56%

CRE Specialty Detail as of June 30, 2023

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$1,746	41%	$ 0
SFR	1,059	42%	15
Hotel	921	41%	0
Office	552	36%	0
Industrial	475	43%	0
Other	339	36%	0
Retail	254	41%	0
Total	**$5,346**	**40%**	**$15**



80%
15%
2%
3%
LTV Distribution
<=50%
> 50% to 60%
>60% to 65%
> 65%

Strong Loan Originations

Fiscal Year Loan Originations



$ Billions
12
11
10
9
8
7
6
5
4
3
2
1
0
7.5
1.6
5.9
8.4
1.5
6.9
8.4
1.6
6.8
8.1
1.6
6.5
11.1
0.7
10.4
8.7
0.2
8.5
2018
2019
2020
2021
2022
2023
Loans for Investment
Loans for Sale

Future Plans

- Organic growth in existing business lines
- Additional C&I verticals/product expansion
  - Lender Finance
  - Fund Finance
  - Premium Finance
- RIA M&A and succession lending

Expect High Single Digit to Low Teen Loan Growth over Next Few Quarters

Diversified Deposit Gathering

Approximately 90% of deposits are FDIC-insured or collateralized

- Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- Business management and entertainment

- White-label banking



Diversified Deposit Gathering Business Lines
Fiduciary Services $1.0 B
Consumer Direct $9.5 B
Distribution Partners $0.7 B
Small Business Banking $0.3 B
Commercial / Treasury Management $3.5 B
Axos Securities[1] $1.0 B
Specialty Deposits[2] $1.1 B

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

*Deposit balances as of 6/30/23
[1]Excludes approximately $600 million of off-balance sheet deposits
[2]Excludes approximately $700 million of client deposits held at other banks

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits



June 30, 2013
Total Deposits = $2.1 billion
Checking and other demand deposits
19%
Savings
31%
Time deposits
50%



June 30, 2023
Total Deposits = $17.1 billion
Time deposits
8%
Checking and other demand deposits
36%
Savings
56%

Checking Growth (6/2013 – 6/2023) = 1,486%

Savings Growth (6/2013 – 6/2023) = 1,393%

Customer Base and Deposit Volume is Well Distributed Throughout the United States


WA
MT
ND
MN
OR
ID
SD
WI
WY
MI
NY
VT
NH
ME
MA
CT
RI
IA
NE
PA
NJ
IL
IN
OH
NV
UT
CO
KS
MO
MD
DE
WV
KY
VA
CA
TN
NC
OK
AR
SC
AZ
NM
MS
AL
GA
TX
LA
FL
Number of Accounts
1
1,000
2,000
3,000
3,653
Average Balance
$0
$250,000
© 2023 Mapbox © OpenStreetMap
Mexico

Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification

Year Ended *June 30, 2019*

Total Non-Interest Income = $82.9 million



Prepayment Penalty
7%
Gain on Sale
8%
Mortgage Banking
6%
Broker-Dealer
14%
Banking and Service Fees
65%

Year Ended *June 30, 2023*

Total Non-Interest Income = $120.5 million



Mortgage Banking
6%
Prepayment Penalty
5%
Banking and Service Fees
27%
Broker-Dealer
38%
Advisory Fee*
24%

Securities Segment Fee Income ** (6/2019 –6/2023) = 538%

* Note: FY23 includes advisory fee income from AAS business, which was acquired August 2, 2021.

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities		
	Axos Clearing Securities Clearing & Custody	**63 IBDs 228 RIAs ~320,000 Clients**
	Axos Invest Digital Wealth & Personal Financial Management	**~29,000 Clients**
	Axos Trading Self-Directed Trading	**Launched Fiscal Q1 2022**

Access to ~349,000 Clients

Consumer Banking
- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

Commercial Banking
- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

Digital Solutions
- Universal Digital Platform
- Account Opening Platform

Integrated Securities and Banking

axos

Leveraging Bank's existing digital platforms allows for unique integrated and flexible Banking and Securities product features


Onboard Clients Faster
"Single-Pane"
Rich Banking and Securities Features
Unified Service Model
End Clients
Universal Enrollment Platform
Universal Digital Bank Platform
Banking
Securities
Salesforce Service Cloud + Five9
▪ Consumer Banking
▪ Self-Directed Trading
▪ BD/RIA (Investors)

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Nation's 8th largest Clearing Services firm by number of broker-dealer clients[1].
- More than $30 billion in Clearing Services client assets under custody and/or administration.
- Axos Financial, Inc. acquired E*TRADE Advisor Services in August 2021.

For the 3 months ended 6/30/2023



Net Interest Income
Securities Lending
2%
2%
Margin Lending
9%
18%
Custody
Clearing Fees & Execution
18%
51%
Cash Sorting

Custody	$ 7,503,109
Clearing Fees & Execution	7,389,471
Cash Sorting	21,537,051
Margin Lending	3,838,350
Securities Lending	1,028,249
Net Interest Income	743,161
Net Revenues	$ 42,039,391

For the 3 months ended 6/30/2019



Securities Lending
8%
Margin Lending
26%
47%
Clearing Fees & Execution
19%
Cash Sorting

Custody	$ -
Clearing Fees & Execution	5,442,487
Cash Sorting	2,198,140
Margin Lending	3,040,793
Securities Lending	880,751
Net Interest Income (Expense)	(30,406)
Net Revenues	$ 11,531,765

[1] InvestmentNews Top clearing and custody firms for financial advisers October 2021.

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform


Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 190 RIAs[1,3]
($1M+ AUC)

~$24B Assets Under Custody[2]

TAMPs	Traditional RIAs	Small RIAs
61% of Total AUC[3]	***36% of Total AUC[3]***	***3% of Total AUC[3]***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC

Note: Data as of 06/30/2023
1. 220 total advisors on Liberty platform; advisors with <$1M AUC comprise <$13M in total assets; there are 8 non-AAS RIAs not on Liberty at Axos Clearing
2. Includes $201M 401K AUC
3. Excludes $201M 401K AUC

Axos Clearing Revenue Sensitivity to Key Metrics

Increase in revenue related to key metrics – Illustrative
Axos Clearing – excluding AAS

AUC Increase



Revenue
$1.78M
$3.56M
$5.34M
$7.12M
$250M
$500M
$750M
$1B

Increase in AUC

Lending Balances



Margin Balances
Sec Lending Balances
Revenue
$3.62M
$1.85M
$7.23M
$3.70M
$10.85M
$5.55M
$14.46M
$7.40M
$50M
$100M
$150M
$200M

Increase in Lending Balances

*Analysis does not include any benefits from cash deposits held on balance sheet

Axos Clearing Long-Term Revenue and Expense Synergies

Revenue Synergies

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending



Axos Custody
Axos Clearing
Axos Invest

Cost Synergies

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

Axos Invest Managed Portfolios Overview

axos™

Core Services	▪ Digital advisor that helps consumers achieve their investing goals through asset allocation, diversification, and low-cost ETFs. ▪ Automatic Rebalancing and Tax Loss Harvesting Services. ▪ Generate recurring revenue streams on assets under management.
Key Features	▪ **Imbedded Advice:** Consumers are drawn to trusted advice when it is available for low cost. ▪ **Long-term track record:** Retention of customers due to strong risk-adjusted performance. Creates stability in asset growth through up and down markets. ▪ **Rewards Checking 2.0:** Managed Portfolios platform helps consumers achieve higher banking rate.
Customer Served	▪ Consumers who do not have an advisor, looking for low-cost entry point to advice. ▪ Consumers who have no time or desire to make investment decisions on their own.

Sticky customer accounts with opportunities to cross-sell banking and premium services

Axos Invest Self Directed Trading Overview

axos

Core Services	▪ Competitive price discovery and execution of equity, options, ETFs, and Mutual Funds integrated with our Universal Digital Banking platform. ▪ Access to third-party research, alerts, and watch lists.
Key Features	▪ **Subscription Program:** $10 monthly for extended trading hours, margin lending, reduced option costs, access to third party analyst research. ▪ **Thought Leadership:** Provide market outlook, thematic blogs, product spotlights to create engagement. ▪ **Licensed Relationship Managers**: Available to assist with account opening, tutorials on platform tools, and investment vehicle education.
Customer Served	▪ Consumers with advisors who need a place to hold low-cost basis stock, legacy positions, self-serve on favorite ideas. ▪ Do-It-Yourself investors who want to ideate and trade their own portfolios.

Extending our 'synergistic loop' to capture consumers needing S/D Trading capabilities integrated with our digital banking platform

Axos Invest Managed Portfolios Industry Comparison

Attributes	Axos	SoFi	Betterment	Fidelity Go
Business Model and Differentiators	Low-cost, integrated Bank, Borrow, and Invest financial suite – best of both worlds with strong value for consumers	Simple ETF allocation bundled with SoFi loans and free management and unlimited access to financial advisors	Simple asset allocation and rebalancing model with low fees – Advisor access with premium subscription	Simplified choice for investors who want an all-digital Robo-advisor
Fee Structure (AUM)	0.24%	Free	The greater of $4/Month or 0.25%	Free: AUM <$25k 0.35% >$25k
User Interface	Simple and seamless feel across both platforms	Very simple, easy to use, but generic	Very simple, easy to use, but generic	Very simple, easy to use, but generic
Promotion	$200 for $2000 funded and invested	Free career counseling & loan discounts with qualifying deposit	Up to 1 year of free management for new clients.	N/A
Other	Access to licensed relationship team, Core and thematic models, traditional & roth IRA's	No socially responsible portfolio options	IRA access limited to paid membership	Only offers access to Fidelity Flex mutual funds

Key Differentiators

Integrated financial suite of products

Highly personal servicing approach

Key Goals of Universal Digital Bank

axos™

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and supported user segments

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

The Digital Experience Roadmap

We continue to **evolve our digital experience** and **provide modern solutions** so financial services providers can have the speed, scalability, and flexibility they need to **deliver better client experiences**



White Label Universal Digital Bank
24/7 Payment Facilitation
White Label Enrollment
Roadmap for the Future
Credit Card
White Label Digital Advisor
Securities-Based Line of Credit

Holistic Credit Risk Management

axos™

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	nCino CoStar Group RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs (Recoveries) to Average Loans Outstanding

axos™

Strong Credit Performance Exhibited through Low Charge-off Ratios



%
0.25
0.20
0.15
0.10
0.05
0.00
0.19
0.02
0.19
0.06
0.23
0.08
0.02
0.04
FY19
FY20
FY21
FY22
FY23
With HRB
Without HRB

Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



170
160
150
140
130
120
10.5
161.3
(2.5)
0.9
7.0
10.5
166.7
March 31, 2023
ACL + UCL
Gross
Charge-offs
Gross
Recoveries
Provisions for
credit losses
June 30, 2023
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category as of June 30, 2023

$ millions

Loans	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,173.8	$17.5	0.42%
Multifamily & Commercial Mortgage	3,082.2	16.8	0.55%
Commercial Real Estate	6,199.8	72.8	1.17%
Commercial & Industrial Non-RE	2,639.7	46.3	1.76%
Auto & Consumer	546.3	13.2	2.42%
Other	10.2	0.1	0.14%
	$16,652.0	$166.7	1.00%

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com